Exhibit 99.1

GRUPO AEROMEXICO, S.A.B. DE C.V.

Call

Annual Ordinary Shareholders’ Meeting

Pursuant to the bylaws of Grupo Aeroméxico, S.A.B. de C.V. (the “Company”) and based on Articles 180, 181, 191 and other applicable of the General Business Corporations Act, as well as by resolution adopted by the Board of Directors of the Company, the shareholders of the Company are hereby called to the Annual Ordinary General Shareholders’ Meeting, which will be held on April 30, 2026 at 11:00 a.m. at the Company’s Auditorium located at Paseo de la Reforma No. 243, 25th Floor, Colonia Cuauhtémoc, Cuauhtémoc Borough, Zip Code 06500, Mexico City, Mexico, to discuss and adopt resolutions regarding the following:

AGENDA

I.

Presentation and, if applicable, approval of the Chief Executive Officer’s report, accompanied by the opinion of the Board of Directors, in accordance with Articles 44, 28 and other applicable provisions of the Securities Market Law and Article 172 of the General Law of Commercial Companies, regarding the operations and results corresponding to the fiscal year ending December 31, 2025, of the Company and the companies controlled by the Company, including the Company’s consolidated financial statements as of such date, and the external auditor’s report thereon.

II.	Presentation and, if applicable, approval of the annual report of the chairman of the Audit and Corporate Governance Committee.

III.	Reading and distribution of the report regarding compliance with the Company’s tax obligations for the fiscal year ended December 31, 2024.

IV.	Proposal, discussion and, if applicable, adoption of resolutions regarding the allocation of results for the fiscal year ended December 31, 2025.

V.

Report on share repurchase transactions and, if applicable, approval of the maximum amount of resources that may be allocated, on a revolving basis, for the repurchase of the Company’s shares during fiscal year 2026.

VI.

Proposal, discussion and, if applicable, appointment or ratification of the members of the Company’s Board of Directors, including the classification of each of them as an independent or non-independent director; appointment or ratification of the chairman, secretary and assistant secretary of the Board of Directors, as well as the Chief Executive Officer; and designation of the chairman of the Audit and Corporate Governance Committee and of the other committees supporting the Board of Directors, in accordance with the bylaws.

VII.	Proposal, discussion and, if applicable, approval of the compensation payable to the members of the Board of Directors and to the secretary and assistant secretary of the Company.

VIII.	Appointment of special delegates to formalize the resolutions adopted by the Meeting.

To attend the Meeting, shareholders must deliver the original admission card required to enter the Meeting, issued by the Company’s secretary, which shall state the name of the shareholder and the number of shares held. The admission card will be issued at the Company’s offices no later than 2:00 p.m. on April 29, 2026, during business days and hours as indicated below.

In order to obtain the admission card, shareholders must, together with the presentation of the share certificate issued by the Company representing the number of shares they hold, or the certificate issued by the Company evidencing the shares held, demonstrate to the secretary or assistant secretary of the Board of Directors whether such shareholder is a Mexican investor or a foreign investor (including, for such purposes, in the case of legal entities or trusts, the persons that control them), in order to determine the extent to which such shareholder is entitled to vote at the Meeting pursuant to Article Six of the Company’s bylaws, which will be clearly indicated on the corresponding admission card.

In exchange for the deposit of the share certificates or the deposit certificates thereof, and upon evidence of whether the shareholder is a Mexican or foreign investor, shareholders registered in the share registry, or their legal representatives, will receive the corresponding admission card issued by the Company, which will state the shareholder’s name, whether such shareholder is a Mexican investor or a foreign investor, and the number of shares held.

Shareholders may attend the Meeting in person or be represented by proxies who evidence their authority by means of powers of attorney granted on the forms prepared by the Company and made available to shareholders at the Company’s address, or by any other form of power of attorney granted in accordance with applicable law. In all cases, such powers must meet the requirements set forth in Article Twenty-Second of the Company’s bylaws and Article 192 of the General Law of Commercial Companies, and must be received by the Company at least three calendar days prior to the date and time scheduled for the Meeting.

The aforementioned proxy forms will be available at the Company’s address as of the date of publication of this Call.

The deposit of the share certificates representing the Company’s shares or, as applicable, the delivery of deposit certificates thereof, together with evidence of whether the shareholder is a Mexican investor or a foreign investor and, if applicable, the list of holders issued by the corresponding custodians and a copy of the tax identification certificate, must be made at the Company’s offices from Monday through Friday, from 10:00 a.m. to 2:00 p.m., from the date of publication of this Call and until April 29, 2026.

For further information, please contact the secretary of the Board, located at Paseo de la Reforma 243, 26th floor, Cuauhtémoc, C.P. 06500, Mexico City, email addresses ctoledo@aeromexico.com and dmartinezm@aeromexico.com.

Mexico City, March 13, 2026.

/s/ Ernesto Gómez Pombo

ERNESTO GÓMEZ POMBO

SECRETARY NON-MEMBER OF THE BOARD OF DIRECTORS